Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2012 Results

SHANGHAI, China, March 25, 2013 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•                  Shipments were 500 MW, above the high end of the Company’s previous guidance of 420 MW, and exceeding the 418 MW shipped in the third quarter of 2012

•                  Net revenue was RMB 1.7 billion ($268.1 million), an increase of 1.8% from RMB 1.6 billion ($263.2 million) in the third quarter of 2012

•                  Gross margin was negative 4.6%, compared with negative 5.9% in the third quarter of 2012

•                  Operating loss was RMB 549.6 million ($88.2 million), compared with operating loss of RMB 631.3 million ($101.3 million) in the third quarter of 2012

•                  Net loss was RMB 637.9 million ($102.4 million), compared with a net loss of RMB 371.4 million ($59.6 million) in the third quarter of 2012. Loss per diluted ADS(1) was RMB 16.50 ($2.65), compared with a loss per diluted ADS of RMB 9.55 ($1.53) in the third quarter of 2012

•                  Operating cash flow was negative RMB 27.5 million ($4.4 million), compared with positive RMB 176.1 million ($28.2 million) in the third quarter of 2012

•                  Cash and cash equivalents at the end of the quarter were RMB 3.0 billion ($486.6 million), compared with RMB 3.4 billion ($548.5 million) at the end of the third quarter of 2012

Fiscal Year 2012 Highlights

•                  Shipments grew to approximately 1.7 GW, an increase of 0.4% from 1.69 GW in fiscal year 2011

•                  Net revenue was RMB 6.7 billion ($1.1 billion), compared with net revenue of RMB 10.7 billion ($1.7 billion) in fiscal year 2011

•                  Gross margin was negative 0.8%, compared with gross margin of positive 4.3% in fiscal year 2011

•                  Operating loss was RMB 1.5 billion ($240.1 million), compared with operating loss of RMB 420.5 million ($67.5 million) in fiscal year 2011

•                  Net loss was RMB 1.7 billion ($275.8 million) and loss per diluted ADS was RMB 44.10 ($7.10), compared with loss per diluted ADS of RMB 16.90 ($2.71) in fiscal year 2011

•                  Operating cash flow was positive RMB 8.6 million ($1.4 million), compared with operating cash flow of positive RMB 364.4 million ($58.5 million) in fiscal year 2011

•                  Cash and cash equivalents at the end of the year were RMB 3.0 billion ($486.6 million), compared with RMB 3.9 billion ($624.2 million) at the end of fiscal year 2011

(1) Each ADS represents five ordinary shares, effective on December 10, 2012.

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “2012 was another challenging year for the solar sector as industry-wide overcapacity continued to put downward pressure on ASP and margins. In response, we have been readjusting and optimizing our business to ensure we maintain our market-leading position. In the fourth quarter, shipments exceeded the top end of our prior guidance, largely due to a better-than-expected performance across key growth markets. The proportion of modules , including module tolling, in our overall product mix increased to 64.4% of total shipments and 70.1% of revenue by the fourth quarter.”

Mr. Jin continued, “In the fourth quarter, shipments to Japan, where we have established ourselves as one of the top international suppliers, and China grew significantly. Shipments to the U.S. declined in the quarter due to seasonality, although we expect to see increasing demand there in 2013. We’re optimistic that we will continue to make inroads into other markets, including the Middle East, Australia and Latin America, all of which have promising long-term potential.”

“Moving into 2013, we remain focused on cost reduction and stringent cash management, while maintaining our leadership position in technology through continued R&D efforts and manufacturing process optimization. Ultimately, we believe JA Solar’s value proposition, which combines high-quality, high-efficiency products with prudent financial management, will see us emerge from this difficult environment as one of the industry’s long-term winners.”

Fourth quarter 2012 Financial Results

Total shipments in the fourth quarter of 2012 were 500 MW, exceeding the high end of the Company’s previously provided guidance of 380 MW to 420 MW, an increase from the 418 MW shipped in the third quarter of 2012, and a 25.6% increase from 398 MW in the fourth quarter of 2011.

Net revenue in the fourth quarter of 2012 was RMB 1.7 billion ($268.1 million), an increase of 1.8% from RMB 1.6 billion ($263.2 million) in the third quarter of 2012, and a decrease of 14.2% from RMB 1.95 billion ($312.3 million) in the fourth quarter of 2011.

Gross loss in the fourth quarter of 2012 was RMB 77.1 million ($12.4 million), compared with a gross loss of RMB 96.6 million ($15.5 million) in the third quarter of 2012 and a gross profit of RMB 9.1 million ($1.5 million) in the fourth quarter of 2011. Gross margin was negative 4.6% in the fourth quarter of 2012, compared with negative 5.9% in the third quarter of 2012 and positive 0.5% in the fourth quarter of 2011.

Total operating expenses were RMB 472.5 million ($75.8 million), compared with RMB 534.6 million ($85.8 million) in the third quarter of 2012 and 496.7 million ($79.7 million) in the fourth quarter of 2011. Total operating expenses in the fourth quarter of 2012 included an accounts receivable provision of RMB 134.1 million ($21.5 million), and a long-lived asset impairment of RMB 147.1 million ($23.6 million) related to the retirement of 300 MW of outdated cell production capacity and 300 MW of outdated module production capacity.

Operating loss in the fourth quarter of 2012 was RMB 549.6 million ($88.2 million), compared with an operating loss of RMB 631.3 million ($101.3 million) in the third quarter of 2012 and an operating loss of RMB 487.6 million ($78.3 million) in the fourth quarter of 2011. Operating margin was negative 32.9% in the fourth quarter of 2012, compared with a negative operating margin of 38.5% in the third quarter of 2012 and a negative operating margin of 25.1% in the fourth quarter of 2011.

Other income in the fourth quarter of 2012 was RMB 20.5 million ($3.3 million), compared with other income of RMB 363.7 million ($58.4 million) in the third quarter of 2012 and other income of RMB 208.9 million ($33.5 million) in the fourth quarter of 2011.

Tax expense in the fourth quarter of 2012 was RMB 5.3 million ($0.9 million), compared with tax benefit of RMB 25.4 million ($4.1 million) in the third quarter of 2012 and a tax expense of RMB 33.5 million ($5.4 million) in the fourth quarter of 2011. In June 2012, JA Hebei received a ruling from the local tax bureau of Xingtai City, Hebei Province (the “Local Tax Bureau”), that JA Hebei should not have enjoyed the previously grandfathered tax holiday related to the portion of the taxable income of JA Hebei attributable to a capital injection made in 2008 (the “2008 Capital Injection”). Consequently, the Company recorded tax payable of RMB 81.2 million ($13.0 million) at the end of the second quarter of 2012 and made a subsequent payment in July 2012. However, the Company believes its tax position related to the 2008 Capital Injection has been and is still in compliance with the PRC Corporate Income Tax Law, and therefore appealed in September 2012. In December 2012, the Company received a full refund from the Local Tax Bureau, and recognized a tax benefit of RMB 81.2 million ($13.0 million) offsetting the initial charge. In February 2013, JA Hebei received a notice from the Local Tax Bureau that JA Hebei should not have enjoyed the previously approved tax holiday related to the portion of the taxable income of JA Hebei attributable to a separate capital injection made in 2007 (the “2007 Capital Injection”). Consequently, the Company recorded an additional income tax expense of RMB 82.5 million ($13.3 million) at the end of 2012 with respect to the 2007 Capital Injection.

Loss per diluted ADS in the fourth quarter of 2012 was RMB 16.50 ($2.65), compared with loss per diluted ADS of RMB 9.55 ($1.53) in the third quarter of 2012 and loss per diluted ADS of RMB 12.25 ($1.97) in the fourth quarter of 2011.

In the fourth quarter of 2012, the Company had a negative operating cash flow of RMB 27.5 million ($4.4 million), compared with a revised positive operating cash flow of RMB 176.1 million ($28.2 million) in the third quarter of 2012, after a reclassification of a gain of RMB 369.2 million ($59.3 million) related to sales proceeds of certain rights pertaining to its share lending arrangement claim against Lehman Brothers International (Europe) Limited from operating activities to financing activities.

Fiscal Year 2012 Results

Fiscal year 2012 shipments were 1.7 GW, an increase of 0.4% from 1.69 GW in fiscal year 2011.

Net revenue in fiscal year 2012 was RMB 6.7 billion ($1.1 billion), a decrease of 37.4% from RMB 10.7 billion ($1.7 billion) in fiscal year 2011.

Total gross loss in fiscal year 2012 was RMB 54.4 million ($8.7 million) or 0.8% of revenue, compared with gross income of RMB 461.3 million ($74.0 million) or 4.3% of revenue in fiscal year 2011. Operating loss in fiscal year 2012 was RMB 1.5 billion ($240.1 million), compared with operating loss of RMB 420.5 million ($67.5 million) in fiscal year 2011. In fiscal year 2012, net loss per diluted ADS was RMB 44.10 ($7.10), compared with net loss per diluted ADS of RMB 16.90 ($2.71) in fiscal year 2011.

In fiscal year 2012, the Company generated a positive operating cash flow of RMB 8.6 million ($1.4 million) or RMB 0.22 ($0.04) per diluted ADS.

Liquidity

As of December 31, 2012, the Company had cash and cash equivalents of RMB 3.0 billion ($486.6 million) and total working capital of RMB 1.2 billion ($193.6 million). Total short-term bank borrowings and convertible notes due 2013 were RMB 1.7 billion ($269.9 million). Total long-term bank borrowings were RMB 3.9 billion ($632.2 million), among which RMB 1.9 billion ($297.0 million) were due in one year. The total face value of outstanding convertible notes due 2013 was RMB 726.4 million ($116.6 million) at December 31, 2012.

Business Outlook

For the first quarter of 2013, the Company expects total cell and module shipments to be between 410MW and 430MW. For the full year 2013, the Company expects total cell and module shipments to be between 1.7 GW and 1.9 GW.

Manufacturing Capacity Update

In the fourth quarter of 2012, in an effort to streamline production processes and increase production efficiency, JA Solar retired 300 MW of cell production capacity and 300 MW of module production capacity. As of December 31, 2012, JA Solar had an annual wafer production capacity of 1.0 GW, an annual cell production capacity of 2.5 GW and an annual module production capacity of 1.8 GW. JA Solar intends to maintain its annualized wafer, cell, and module capacities in 2013.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, March 25, 2013, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-718-354-1231 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is “JA Solar.” A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-646-254-3697 (U.S.). The passcode for the replay is 21985565.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was RMB 6.2301 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012	Dec. 31, 2012
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,945,724	1,639,989	1,670,241	268,092
Cost of sales	(1,936,616)	(1,736,605)	(1,747,352)	(280,469)
Gross profit/(loss)	9,108	(96,616)	(77,111)	(12,377)
Selling, general and administrative expenses	(170,084)	(251,202)	(316,079)	(50,734)
Impairment loss for property, plant and equipment	(303,068)	(250,697)	(147,092)	(23,610)
Research and development expenses	(23,550)	(32,737)	(9,362)	(1,503)
Total operating expenses	(496,702)	(534,636)	(472,533)	(75,847)
Loss from operations	(487,594)	(631,252)	(549,644)	(88,224)
Interest expense	(117,492)	(129,308)	(103,427)	(16,601)
Other income	208,915	363,718	20,544	3,298
Loss before income taxes	(396,171)	(396,842)	(632,527)	(101,527)
Income tax (expenses)/benefit	(33,478)	25,441	(5,327)	(855)
Net loss	(429,649)	(371,401)	(637,854)	(102,382)

Net loss per share:
Basic	(2.45)	(1.91)	(3.30)	(0.53)
Diluted	(2.45)	(1.91)	(3.30)	(0.53)

Weighted average number of shares outstanding:
Basic	175,522,534	194,417,359	193,300,847	193,300,847
Diluted	175,522,534	194,417,359	193,300,847	193,300,847

Comprehensive loss
Net loss	(429,649)	(371,401)	(637,854)	(102,382)
Foreign currency translation adjustments, net of tax	2,058	(1,258)	859	138
Cash flow hedging loss, net of tax	(15,201)	0	0	0
Other comprehensive (loss)/income	(13,143)	(1,258)	859	138
Comprehensive loss	(442,792)	(372,659)	(636,995)	(102,244)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	RMB’000	RMB’000	USD’000

Net revenues	10,732,854	6,719,065	1,078,484
Cost of sales	(10,271,521)	(6,773,423)	(1,087,209)
Gross profit/(loss)	461,333	(54,358)	(8,725)
Selling, general and administrative expenses	(509,832)	(957,366)	(153,668)
Impairment loss for property, plant and equipment	(303,068)	(397,789)	(63,849)
Research and development expenses	(68,948)	(86,429)	(13,873)
Total operating expenses	(881,848)	(1,441,584)	(231,390)
Loss from operations	(420,515)	(1,495,942)	(240,115)
Interest expense	(373,710)	(489,346)	(78,545)
Other income	279,950	367,935	59,058
Loss before income taxes	(514,275)	(1,617,353)	(259,602)
Income tax expenses	(57,823)	(100,625)	(16,151)
Loss from continuing operations	(572,098)	(1,717,978)	(275,753)
Income from discontinued operations	7,753	0	0
Net loss	(564,345)	(1,717,978)	(275,753)

Loss per share from continuing operations:
Basic	(3.43)	(8.82)	(1.42)
Diluted	(3.42)	(8.82)	(1.42)

Income per share from discontinued operations:
Basic	0.05	0.00	0.00
Diluted	0.04	0.00	0.00

Net loss per share:
Basic	(3.38)	(8.82)	(1.42)
Diluted	(3.38)	(8.82)	(1.42)

Weighted average number of shares outstanding:
Basic	167,101,076	194,788,429	194,788,429
Diluted	167,101,076	194,788,429	194,788,429

Comprehensive loss
Net loss	(564,345)	(1,717,978)	(275,753)
Foreign currency translation adjustments, net of tax	1,181	218	35
Cash flow hedging gain/(loss), net of tax	9,428	(11,755)	(1,887)
Other comprehensive gain/(loss)	10,609	(11,537)	(1,852)
Comprehensive loss	(553,736)	(1,729,515)	(277,606)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2011	2012	2012
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,889,092	3,031,462	486,583
Restricted cash	88,632	194,379	31,200
Accounts receivable	1,244,904	1,723,090	276,575
Inventories	730,635	930,137	149,297
Advances to suppliers	435,657	266,403	42,761
Other current assets	1,320,202	976,658	156,764
Total current assets	7,709,122	7,122,129	1,143,180
Property and equipment, net	5,099,208	4,447,469	713,868
Advances to suppliers	1,452,920	1,157,555	185,800
Long-term investment	94,411	50,910	8,172
Deferred issuance cost	67,531	—	—
Other long term assets	312,407	326,153	52,351
Total assets	14,735,599	13,104,216	2,103,371
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	529,906	972,730	156,134
Accounts payable	725,093	1,163,274	186,718
Advances from customers	320,277	76,875	12,339
Notes payables	—	122,011	19,584
Current portion of long term bank borrowings	885,000	1,850,500	297,026
Convertible Bond	—	708,548	113,730
Accrued and other liabilities	865,012	1,022,072	164,054
Total current liabilities	3,325,288	5,916,010	949,585
Convertible Bond	1,238,485	—	—
Long-term borrowings	3,461,916	2,088,139	335,169
Other long term liabilities	161,241	262,964	42,209
Total liabilities	8,186,930	8,267,113	1,326,963
Commitment and Contingencies
Shareholders’ equity	6,548,669	4,837,103	776,408
Total liabilities and shareholders’ equity	14,735,599	13,104,216	2,103,371

CONTACT: In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: jasolar@brunswickgroup.com

Source: JA Solar Holdings Co., Ltd.